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                                                                    EXHIBIT 99.1

                                 PRESS RELEASE
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FOR FURTHER INFORMATION:

QIAO XING UNIVERSAL TELEPHONE                 INVESTOR RELATIONS INTERNATIONAL
Qiao Xing Technology Industrial Zone          15477 Ventura Boulevard
Tangquan, Huizhou City                        Suite 202
Guangdong, PRC                                Los Angeles, CA 91403

Contact:     Keneath Chen                     Contact:     Haris Tajyar
             Corporate Finance Dept.                       Managing Partner
             (011) 86-752-2820268                          (818) 981-5300
             qxxiao@pub.huizhou.gd.cn                      htajyar@irintl.com

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FOR IMMEDIATE RELEASE
MARCH 26, 2002

                       QIAO XING UNIVERSAL TELEPHONE INC.
                        ANNOUNCES MAJOR ACQUISITION PLAN

           QIAO XING PLANS TO ACQUIRE CEC TELECOM. LTD., A STATE-OWNED
                  LICENSED GSM & CDMA MOBILE PHONE MANUFACTURER

GUANGDONG, CHINA AND LOS ANGELES, CALIFORNIA, March 26, 2002 - Qiao Xing Universal Telephone (Nasdaq/NMS: XING), the second largest telephone manufacturer in China, today announced that it plans to acquire the majority shareholding in CEC Telecom Ltd. (CECT) (www.cectelecom.com). This plan is currently in the auditing stage.

Under the proposed terms of the acquisition, Qiao Xing will purchase 65% of the outstanding share capital of CECT for Rmb300 million (US$35 million), which will be primarily financed by internally generated funds, shareholder's advances and bank financing.

CECT is a subsidiary of China Electronics Corporation (CEC). It owns manufacturing licenses for both CDMA & GSM mobile phones in China. CEC is the largest State-owned electronics and information industry group company. CEC's mobile communications related subsidiaries include CECT, CECW (CEC Wireless R&D Ltd.) and Shen Zhen SED. According to the latest figures, there are 19 companies in China with CDMA mobile phone manufacturing licenses. Only 9 companies own both CDMA & GSM licenses. CECT is a State-owned high technology corporation, with registered capital of RMB $300 million. It has considerable resources, including a high quality management team, extensive R&D, and a strong sales and marketing team.


                                    - more -
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Qiao Xing Universal Telephone
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According to Mr. Su, Zhen Ming, Director of CEC and Senior Vice President of
CEC, CEC was approved and established by the State Council in 1989. It is under the jurisdiction of the State Central Enterprises Working Committee. It was organized as a multi-region, multi-industry state-owned enterprise in the Information Industry. Its registered capital is RMB$6.15 billion with total assets valued at over RMB$31.8 billion. CEC's R&D capability was significantly improved following its acquisition of Philips' mobile phone R&D center in France in October 2001. CECT is fully adopting the R&D results of CEC. This will equip CECT mobile phones with the most advanced technologies and core competence to ensure its leading position in the competitive mobile phone market.

Mr. Jie Shi, Acting Chief Financial Officer of Qiao Xing said, "The acquisition will not increase the debt service ratio and gearing ratio of Qiao Xing. We do not anticipate any major additional need for working capital in the CECT operation as there is cash reserve of over US$24 million."

"China is one of the world's largest markets of telecommunication products. The growth rate for mobile phone users in the last five years is about 30% per annum. It is forecasted that the market size is about 40 million mobile phones per annum for the coming three years. CECT has already introduced four models of mobile phones in market and is in the process of developing four new models in the coming six months. We expect to sell 800,000 to 1,000,000 mobile phones this year," said Mr. Rui Lin Wu, Chairman of Qiao Xing Universal Telephone, Inc., "and it is anticipated that it will bring additional revenue of about US$200 million to US$250 million for this fiscal year. We are targeting a 30% gross profit margin." The attraction of the Qiao Xing and CEC integration is that it will leverage both companies' expertise as well as maximizing the utilization of their resources.

ABOUT QIAO XING UNIVERSAL TELEPHONE

In August 1995, Qiao Xing Universal Telephone, Inc. became the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces 165 models of corded telephones and 25 cordless models. Its sales network is extensive with 1,350 retail store locations throughout China. Qiao Xing is currently the second largest telephone manufacturer in China.

This press release contains "forward-looking statements" regarding future business opportunities and activities. Such forward-looking information involves risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

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